Exhibit 99.3

RADWARE LTD. GADI MEROZ 22 RAOUL WALLENBERG ST. TEL AVIV 6971917, ISRAEL
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY
RADWARE LTD.

The Board of Directors recommends you vote FOR proposals 1 and 2.		For	Against	Abstain

1.	To re-elect Ms. Yael Langer as a class III director of the Company until the Annual General Meeting of shareholders to be held in 2020.	☐	☐	☐

2.	To authorize Mr. Yehuda Zisapel to act as Chairman of the Board of Directors for a period of three years.	☐	☐	☐
IMPORTANT INSTRUCTION (PERSONAL INTEREST): If you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact Adv. Gadi Meroz at telephone number: +972-3-766-8610; fax number: +972-3-766-8610; or email gadim@radware.com or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company’s VP & General Counsel on your behalf.

2a.
Please confirm that you do you DO NOT have a “personal interest” in Proposal 2 by checking the “YES” box. If you cannot confirm that you do not have a personal interest in Proposal 2, check the “NO” box. As described under the heading “Required Vote” in Item 2 of the Proxy Statement, “personal interest” generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in Radware.
		Yes ☐	No ☐

The Board of Directors recommends you vote FOR the following proposal:		For	Against	Abstain	The Board of Directors recommends you vote FOR the following proposal:		For	Against	Abstain

3.
To approve a grant of stock options to the Chief Executive Officer and President of the Company.

3a.    Please confirm that you do you DO NOT have a “personal interest” in Proposal 3 by checking the “YES” box. If you cannot confirm that you do not have a personal interest in Proposal 3, check the “NO” box. As described under the heading “Required Vote” in Item 3 of the Proxy Statement, “personal interest” generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in Radware.
		☐ Yes ☐	☐ No ☐	☐
4.      To approve the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

NOTE: In addition to adopting the above resolutions, at the Annual General Meeting the Company will present and discuss the financial statements of the Company for the year ended December 31, 2016 and the Auditors Report for this period; and transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.
							☐	☐	☐

		Yes	No

Please indicate if you plan to attend this meeting.		☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date				Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
 The Notice and Proxy Statement is available at www.proxyvote.com.

RADWARE LTD.
Annual General Meeting of Shareholders
September 19, 2017 3:00 PM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Doron Abramovitch and Gadi Meroz, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of RADWARE LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 3:00 PM; (Israel Local Time) on September 19, 2017, at Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. The proxies are authorized in their discretion to vote upon such other business as may properly come before the meeting or any adjournment thereof.

Continued and to be signed on reverse side